Exhibit 8

Subsidiary name	Percentage held	Parent company	Jurisdiction of incorporation
Petroleum Capital Holdings Ltd.	80.1%	Scailex Corporation Ltd.	Israel
Scailex Vision (Tel-Aviv) Ltd.	77.1%	Scailex Corporation Ltd.	Israel
Jemtex Ink Jet Printing Ltd.	15%	Scailex Corporation Ltd.	Israel